# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 10/30/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.48% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.48% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1200, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:
On October 30, 2026, ASIL made the following statement:

"Al Shams Investments regards the proposed refresh of Braemar's Board as the right way forward. We have engaged with Ferguson Partners, although we have not met the proposed directors ourselves. However, the individuals put forward have impressive credentials, and collectively they appear to bring significant experience across REITs, real estate investment, hospitality, capital markets, and public company governance.

The proposed move towards a substantially independent Board is welcome. Strong, independent governance has long been important to Al Shams Investments, and we hope these changes will prove to be a positive step towards a new chapter for Braemar under the leadership of Richard Stockton."

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (10/30/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (10/30/2026)